                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

 ANNOUNCEMENT OF THE ARREST OF INDIVIDUALS INVOLVED IN THE DIESEL PARTICULATE
 ----------------------------------------------------------------------------
                             FILTER ("DPF") INCIDENT
                             -----------------------


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of   June  15 , 2005
                  ------------------

Commission File Number     09929
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                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                    Form 20-F  X               Form 40-F
                              ---                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes                  No  X
                              ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 15, 2005

                                                 MITSUI & CO., LTD.


                                    By: /s/ Kazuya Imai
                                        ---------------
                                        Name:  Kazuya Imai
                                        Title: Senior Executive Managing Officer
                                               Chief Financial Officer

                                                                   June 15, 2005
                                                              Mitsui & Co., Ltd.

For immediate release

To whom it may concern


  ANNOUNCEMENT OF THE ARREST OF INDIVIDUALS INVOLVED IN THE DIESEL PARTICULATE
  ----------------------------------------------------------------------------
                             FILTER ("DPF") INCIDENT
                             -----------------------


Reference is made to a series of announcements made by Mitsui & Co., Ltd. ("Mitsui") regarding the Diesel Particulate Filter ("DPF") incident since November 22, 2004.

Mitsui regrets to report that two former employees of Mitsui and a former officer of Mitsui's wholly owned subsidiary, PUREarth Incorporated ("PE"), have been arrested by the Tokyo Metropolitan Police Department on suspicion of involvement in fraudulent sales of DPFs manufactured by PE.

Immediately following discovery of the incident, Mitsui has been implementing measures to prevent the recurrence of similar incidents in the future, including a compliance awareness program among all of its employees. Mitsui is taking the investigation and facts revealed by the authority very seriously, and seeks to further reinforce the preventative measures which have so far been implemented. At the same time, Mitsui will continue to do its best to expedite the replacement and redemption of the DPFs.

Mitsui again expresses its utmost regret to DPF users and all the parties concerned, including the citizens and the local community for the occurrence of the incident.



                                         For further information, Please contact
                                         Mitsui & Co., Ltd.
                                           Corporate Communications Division
                                             Tel: +81-3-3285-7564
                                           Investor Relations Division
                                             Tel: +81-3-3285-7910